UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒                    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                     No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Moody’s rating

Oi S.A. (BOVESPA: OIBR3, OIBR4; NYSE: OIBR.C, OIBR) (the “Company”) discloses to its shareholders and the market in general that Moody’s announced yesterday its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating to Ba1 from Baa3 and the long-term domestic scale credit rating to Aa2 from Aa1. The outlook is negative.

The Company also discloses that Moody’s announced its revision of the credit rating of the following debt:

a)	from Oi S.A.:

•	USD 1,003mln GLOBAL BONDS due 2017: to Ba1 from Baa3

•	USD 142mln GLOBAL BONDS due 2019: to Ba1 from Baa3

•	USD 1,787mln GLOBAL BONDS due 2020: to Ba1 from Baa3

•	USD 483mln GLOBAL BONDS due 2016: to Ba2 from Baa3

•	USD 1,500mln GLOBAL NOTES due 2022: to Ba2 from Baa3

•	USD 1,033mln BRAZILIAN DEBENTURES due 2018: to Ba2/Aa3.br from Baa3/Aa1.br

•	USD 108mln BRAZILIAN BOND due 2020: to Ba2/Aa3.br from Baa3/Aa1.br

•	USD 703mln BRAZILIAN DEBENTURES due 2020: to Ba2/Aa3.br from Baa3/Aa1.br

b)	from Portugal Telecom International Finance B.V.:

•	BACKED Senior Unsecured MTN: to (P) Ba2 from (P) Baa3

•	USD 802mln GTD EURO MTNS due 2016: to Ba2 from Baa3

•	USD 334mln GTD EURO MTNS due 2017: to Ba2 from Baa3

•	USD 669mln GTD GLOBAL MTNS due 2017: to Ba2 from Baa3

•	USD 1,003mln GTD EURO MTNS due 2018: to Ba2 from Baa3

•	USD 66mln GTD FLT RT EURO MTNS due 2019: to Ba2 from Baa3

•	USD 1,003mln GTD EURO MTNS due 2019: to Ba2 from Baa3

•	USD 1,338mln GTD EURO MTNS due 2020: to Ba2 from Baa3

•	USD 669mln GTD EURO MTNS due 2025: to Ba2 from Baa3

Rio de Janeiro, August 29, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer